UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------


                                    FORM 11-K



(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
         For the fiscal year ended December 31, 1997

         OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
         For the transition period from           to                 .
                                        ----------  -----------------

Commission file number 1-3492

            Brown & Root, Inc. Employees' Retirement and Savings Plan
                           Halliburton Benefits Center
                                Department H1043
                            25231 Grogan's Mill Road
                             The Woodlands, TX 77380
              (Full title of the plan and the address of the plan)


                            Halliburton Company, Inc.
                               3600 Lincoln Plaza
                               500 N. Akard Street
                               Dallas, Texas 75201

 (Name of issuer of the securities held pursuant to the plan and address of its principal executive office.)

                              REQUIRED INFORMATION


         The following financial statements prepared in accordance with the financial reporting requirements of ERISA and exhibits are filed for the Brown & Root Employees' Retirement and Savings Plan:


                       Financial Statements and Schedules

                  Report of Independent Public Accountants - Arthur Andersen LLP

                  Statements of Net Assets Available for Benefits, December 31, 1997, and 1996

                  Statements of Changes in Net Assets Available for Benefits, Years Ended December 31, 1997, and 1996

                  Notes to Financial Statements

                  Item 27(a) - Schedule of Assets Held for Investment Purposes, December 31, 1997



                  Exhibit

                  Consent of Independent Public Accountants- Arthur Andersen LLP (Exhibit 23)

                                   SIGNATURES

                  The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator and/or the Investment Committee of the Halliburton Company Employee Master Trust has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                  Date:  June 1, 1998

                                       By  /s/  Celeste Colgan
                                         ---------------------------------------
                                                Celeste Colgan
                                                Vice President - Human Resources
                                                Halliburton Company

BROWN & ROOT, INC. EMPLOYEES'
RETIREMENT AND SAVINGS PLAN

Financial Statements
As Of December 31, 1997 And 1996,
And Supplemental Schedule
As Of December 31, 1997

Together With Report Of Independent Public Accountants

                        REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee of the
Brown & Root, Inc. Employees'
Retirement and Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Brown & Root, Inc. Employees' Retirement and Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements, and the supplemental schedule referred to below, are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for the purpose of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedule and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



ARTHUR ANDERSEN LLP
Dallas, Texas,
    April 17, 1998



                                   BROWN & ROOT, INC.
                         EMPLOYEES' RETIREMENT AND SAVINGS PLAN


   STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                                AS OF DECEMBER 31, 1997



                                         General          Fixed       Halliburton       Equity
                                        Investment        Income         Stock        Investment
                                          Fund            Fund           Fund            Fund             Total
                                       ------------    ------------   -------------   ------------   --------------

ASSETS:
     Participation in Master Trust,
         at fair value                 $790,910,875    $540,949,582   $  21,954,010   $180,822,337   $1,534,636,804
     Employer contributions
         receivable                      36,800,661       1,498,440         792,290      4,925,592       44,016,983
     Plan participants' contributions
         receivable                         475,186       2,857,386            -           820,467        4,153,039
     Other receivables                       41,299         101,502           2,963           -             145,764
                                       ------------    ------------   -------------   ------------   --------------

                  Total assets          828,228,021     545,406,910      22,749,263    186,568,396    1,582,952,590
                                       ------------    ------------   -------------   ------------   --------------


LIABILITIES:
     Accrued liabilities                 (1,101,669)        (47,239)         (3,926)       (25,776)      (1,178,610)
     Excess contributions                    (5,829)       (114,523)           -            (5,967)        (126,319)
                                       -------------    ------------  --------------  -------------  ---------------

                  Total liabilities      (1,107,498)       (161,762)         (3,926)       (31,743)      (1,304,929)
                                       -------------    ------------  --------------  -------------  ---------------

INTERFUND RECEIVABLES
     (PAYABLES)                               3,928             (34)           (530)        (3,364)            -
                                       -------------    ------------  --------------  -------------- ---------------

NET ASSETS AVAILABLE FOR
     PLAN BENEFITS                     $827,124,451    $545,245,114   $  22,744,807    $186,533,289   $1,581,647,661
                                       ============    ============   =============    ============   ==============




The accompanying notes are an integral part of these financial statements.


                                   BROWN & ROOT, INC.
                         EMPLOYEES' RETIREMENT AND SAVINGS PLAN


   STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                                AS OF DECEMBER 31, 1996



                                         General          Fixed        Halliburton      Equity
                                        Investment        Income          Stock       Investment
                                          Fund            Fund            Fund          Fund            Total
                                       ------------    ------------    -----------   ------------   --------------

ASSETS:
    Participation in Master Trust,
       at fair value                   $722,996,932    $554,735,512     $9,260,881   $111,789,461   $1,398,782,786
    Employer contributions
       receivable                        36,412,735       1,215,516        429,724      3,369,850       41,427,825
    Plan participants' contributions
       receivable                           273,285       2,172,387           -           362,989        2,808,661
    Other receivables                          -             11,054           -             4,554           15,608
                                       ------------    ------------     ----------   ------------   --------------

                Total assets            759,682,952     558,134,469      9,690,605    115,526,854    1,443,034,880
                                       ------------   -------------     ----------   ------------   --------------

LIABILITIES:
    Accrued liabilities                  (1,043,646)        (28,619)          (682)        (8,898)      (1,081,845)
    Excess contributions                       -            (44,477)          -              -             (44,477)
                                       -------------  --------------    -----------  -------------  ---------------

                Total liabilities        (1,043,646)        (73,096)          (682)        (8,898)      (1,126,322)
                                       -------------  --------------    -----------  -------------  ---------------

INTERFUND RECEIVABLES
    (PAYABLES)                               10,010            -            (1,683)        (8,327)            -
                                       -------------  --------------    -----------  -------------  ---------------

NET ASSETS AVAILABLE FOR
    PLAN BENEFITS                     $ 758,649,316    $558,061,373     $9,688,240   $115,509,629   $1,441,908,558
                                      =============    ============     ==========   ============   ==============


The accompanying notes are an integral part of these financial statements.

                                   BROWN & ROOT, INC.
                         EMPLOYEES' RETIREMENT AND SAVINGS PLAN


      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH
                                FUND INFORMATION
                             AS OF DECEMBER 31, 1997



                                          General          Fixed         Halliburton         Equity
                                        Investment         Income           Stock          Investment
                                           Fund            Fund             Fund              Fund                Total
                                      --------------   -------------    --------------    ---------------     --------------

CONTRIBUTIONS:
    Employer                          $  38,697,754    $  1,553,952     $     829,084     $    5,174,426      $   46,255,216
    Plan participants                     3,837,716      25,978,515              -             6,184,276          36,000,507

ALLOCATION OF MASTER TRUST
    NET INVESTMENT ACTIVITY             118,222,237      40,031,542         7,749,358         28,822,264         194,825,401
                                      -------------    ------------     --------------    ---------------     ---------------

                                        160,757,707      67,564,009         8,578,442         40,180,966         277,081,124
                                      -------------    ------------     --------------    ---------------     ---------------

LESS:
    Benefits paid to participants       (61,545,034)    (64,713,977)         (622,756)        (9,059,494)       (135,941,261)
    Excess contributions                     (5,829)       (114,523)             -                (5,967)           (126,319)
    Administrative expenses                (664,697)       (494,791)           (8,057)          (106,896)         (1,274,441)
                                      --------------   -------------    --------------    ---------------     ---------------

                                        (62,215,560)    (65,323,291)         (630,813)        (9,172,357)       (137,342,021)
                                      --------------   -------------    --------------    ---------------     ---------------

NET INCREASE                             98,542,147       2,240,718         7,947,629         31,008,609         139,739,103

TRANSFERS BETWEEN FUNDS                 (30,067,012)    (15,056,977)        5,108,938         40,015,051               -

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS, beginning of year         758,649,316     558,061,373         9,688,240        115,509,629       1,441,908,558
                                      --------------   -------------    --------------    ---------------     ---------------

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS, end of year             $ 827,124,451    $545,245,114     $  22,744,807     $  186,533,289      $1,581,647,661
                                      ==============   =============    ==============    ===============     ===============


The accompanying notes are an integral part of these financial statements.


                                   BROWN & ROOT, INC.
                         EMPLOYEES' RETIREMENT AND SAVINGS PLAN


      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH
                                FUND INFORMATION
                             AS OF DECEMBER 31, 1996



                                        General            Fixed          Halliburton         Equity
                                      Investment           Income            Stock          Investment
                                         Fund              Fund              Fund              Fund                 Total
                                    ---------------   ----------------   --------------  ----------------    ------------------

CONTRIBUTIONS:
    Employer                        $  39,202,137     $    1,264,058     $   445,780     $    3,541,299      $     44,453,274
    Plan participants                   3,544,959         28,981,519           -              4,019,375            36,545,853
                                    ---------------   ----------------   --------------  ----------------    ------------------

ALLOCATION OF MASTER TRUST
    NET INVESTMENT ACTIVITY            90,777,777         38,397,429       1,683,893         15,785,136           146,644,235
                                    ---------------   ----------------   -------------   ----------------    ------------------

                                      133,524,873         68,643,006       2,129,673         23,345,810           227,643,362
                                    ---------------   ----------------   -------------   ----------------    ------------------

LESS:
    Benefits paid to participants     (38,916,926)       (61,591,207)       (268,771)        (3,587,426)         (104,364,330)
    Excess contributions                     -               (44,477)           -                  -                  (44,477)
    Administrative expenses              (450,476)          (368,289)         (5,098)           (53,956)             (877,819)
                                    ---------------   ----------------   -------------   ----------------    ------------------

                                      (39,367,402)       (62,003,973)       (273,869)        (3,641,382)         (105,286,626)
                                    ---------------   ----------------   -------------   ----------------    ------------------

NET INCREASE                           94,157,471          6,639,033       1,855,804         19,704,428           122,356,736

TRANSFERS BETWEEN FUNDS               (15,426,320)       (23,451,358)      1,435,476         37,442,202                  -

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS, beginning of year       679,918,165        574,873,698       6,396,960         58,362,999         1,319,551,822
                                    ---------------   ----------------   -------------   ----------------    ------------------

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS, end of year           $ 758,649,316     $  558,061,373     $ 9,688,240     $  115,509,629      $  1,441,908,558
                                    ==============    ================   =============   ================    ==================



The accompanying notes are an integral part of these financial statements.

                                   BROWN & ROOT, INC.
                         EMPLOYEES' RETIREMENT AND SAVINGS PLAN


                             NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1997 AND 1996


1.   SUMMARY OF THE PLAN:

The following brief description of the Brown & Root, Inc. Employees' Retirement and Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

Participation

The Plan is a trusteed, contributory profit-sharing pension plan covering eligible employees of Brown & Root Holdings, Inc. (the "Company" or the "Employer"), a Delaware corporation and a wholly owned subsidiary of Halliburton Company, and those subsidiaries and affiliated companies (collectively, the "Employers") which have adopted the Plan, as amended. Employees covered by a collective bargaining agreement are not eligible to participate in the Plan unless the Plan has been adopted as a part of such agreement. An employee is eligible for participation in the Plan on the first day of the month following the completion of one year of service with his/her employer. The administrative committee of the Plan consists of members appointed by the Board of Directors of the Company.

Contributions

Employer contributions consist of an annual profit-sharing contribution and a monthly 401(k) matching contribution.

At the authorization of the Board of Directors, the Company contributes to the Plan a profit-sharing amount to be allocated to each participant based on the proportion that each participant's weighted eligible earnings, as defined by the Plan agreement, bear to the total weighted eligible earnings of all participants entitled to an allocation. Weighted eligible earnings are determined by multiplying a participant's eligible earnings by a factor based on the participant's completed years of service as of the end of the Plan year as follows:


                   Years of Service                         Factor

                   Less than 4                               1/2
                   At least 4 but less than 10               1
                   At least 10 but less than 15              2
                   At least 15 but less than 20              3
                   20 or more                                4

In order to be eligible for such contribution, the participant must be actively employed by the Company on December 31 of the Plan year for which the contribution applies unless the participant meets certain other conditions specified by the Plan.

Participants may elect to contribute to the Plan on a pretax basis a percentage of their eligible earnings, as defined by the Plan, provided that the total dollar amount of these pretax deferrals during the year does not exceed the applicable dollar limitation imposed by Treasury Regulations.

The Employer shall contribute each month an amount equal to 25% of the participant's contribution during such month up to a maximum of $250 per year. Participants are fully vested in Company monthly matching contributions.

Additionally, participants may elect to make after-tax contributions to the Plan not to exceed 10% of their eligible earnings during the Plan year.

Investment Options

The assets of the Plan are combined with assets of certain other benefit plans of affiliated companies in the Halliburton Company Employee Benefit Master Trust (the "Master Trust"). The Master Trust is comprised of the following investment options:

     o General Investment Fund (GIF) - The GIF is a diversified fund that invests primarily in foreign and domestic stocks and bonds and is structured for long-term growth. The individual securities in the GIF are managed by several registered professional investment managers selected by the investment committee, which is appointed by the Board of Directors of Halliburton Company.

     o Fixed Income Fund (FIF) - The FIF is a diversified fund that places the preservation of principal as its primary objective. Investments of the FIF include primarily insurance investment contracts, asset-backed investment contracts, bank investment contracts, and domestic bonds. As in the GIF, the investment committee uses professional investment managers to manage individual securities, with the exception of the bank and insurance contracts which are not actively traded.

     o Halliburton Stock Fund (HSF) - The HSF is not a diversified fund and invests only in the common stock of Halliburton Company.

     o Equity Investment Fund (EIF) - The EIF invests primarily in U.S. stocks and non-U.S. stocks, generally the same stocks which comprise part of the GIF.

Plan participants may direct their contributions, as well as their portion of Company contributions, between the FIF, the GIF, the HSF, and the EIF, as defined by the Plan agreement. Plan participants are allowed to transfer up to 15% of their profit-sharing account and Company match account balances to the HSF.

Benefits Paid to Participants

Upon application and approval by the Plan's administrative committee, a participant may withdraw, during active employment, all or part of the balance in his/her employee contribution account and, under certain conditions, the vested portion of his/her Employer contribution account. Participants have a vested interest in the Company contribution account based on years of service as follows:

                   Years of Service                       Vested Percentage

                   Less than 3                                    0%
                   At least 3 but less than 4                    20
                   At least 4 but less than 5                    50
                   At least 5 but less than 6                    60
                   At least 6 but less than 7                    80
                   7 or more                                    100

The right to benefits under the Plan is nonforfeitable upon the attainment of age 55, permanent disability, or death. A retired or disabled participant or the beneficiary of a deceased participant is entitled to receive the total amounts in the participant and Employer contribution accounts as of the date of retirement, full and permanent disability, or death, whether his/her interest in such accounts is vested or not. Benefits are recorded when paid.

Forfeitures

Forfeitures represent the nonvested portion of a terminated participant's profit sharing account. Forfeitures are allocated at each year-end ($748,592 and $1,078,643 in 1997 and 1996, respectively) to all active participants eligible for an Employer contribution for such year. The allocation is based on the same method as that of the Employer contribution discussed above.

Allocation of Income

The income or loss of the GIF, FIF, HSF, and EIF is allocated to participants' accounts as of the last day of each month. The allocation to each participant's account is made in the proportion that the participant's account at the end of the month bears to the total of such accounts for all participants.

Plan Amendment, Modification, and Termination

The Board of Directors of the Company may amend, modify, or terminate the Plan at any time. No such termination is contemplated, but if it should occur, the accounts of all participants would be immediately fully vested and paid in accordance with the terms of the Plan.

2.   SIGNIFICANT ACCOUNTING POLICIES:

Allocation Of Master Trust Net Investment Activity

The allocation of the Master Trust net investment activity represents the Plan's share of the net investment income or loss on investments held by the Master Trust. The net investment income is the realized gain (loss) from investments sold, change in the unrealized net gain (loss) on investments, dividend income, and interest income less related expenses recorded by the Master Trust (see Note
3).

Accrued Liabilities

Accrued liabilities represent amounts owed for Plan expenses as of the end of the year and amounts due to participants to whom benefit checks have been written but have not been cashed for periods greater than 90 days.

Administrative Expenses

Administrative expenses which are related to compliance and operational activities as defined by the Department of Labor may be charged against the Plan assets at the discretion of the Plan administrator and in accordance with the terms of the Plan. Certain expenses of the Plan are paid by the Company. The Plan is not liable to the Company for these expenses paid on its behalf.

Excess Contributions

Excess contributions represent pretax and after tax amounts contributed to participant accounts which exceeded the statutory limits, as defined by the Internal Revenue Code, and earnings thereon. These amounts were refunded to participants subsequent to year-end and were included in the participant's 1997 and 1996 personal income.

Use of Estimates

Preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Plan's financial statements and the reported amounts of income and expenses during the reporting periods. Actual results could differ from those estimates.

3.   MASTER TRUST:

The assets of the Plan are combined with the assets of certain other benefit plans of affiliated companies in the Master Trust. There are four funds within the Master Trust: the GIF, FIF, HSF, and EIF. The combination of the Plans' assets is only for investment purposes, and each plan continues to be operated under its current plan agreement, as amended. All assets of the Master Trust are held by State Street Bank and Trust.

The funds within the Master Trust hold bank, insurance and investment contracts providing a fully benefit-responsive feature. These investments are stated at contract value, which approximates fair value. Where the Trust owns the underlying securities of asset-backed investment contracts the contracts are stated at fair market value of the underlying securities plus an adjustment for the difference between fair market value of the underlying securities and contract value. Contract value represents the principal balance of the investment plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company or bank.

Cash equivalents, derivative financial instruments, stock securities, bonds and notes and all other debt securities are presented at their quoted market value. Realized and unrealized changes in market values are recognized in the period in which the changes occur.

The GIF invests in the EIF to obtain its equity exposure. The EIF operates on a unitized basis. All EIF investments are valued at the end of the month. The unit price is calculated by dividing the total value of the assets by the total number of units in existence. Contributions into and withdrawals from the EIF, in the course of a month, are used to buy and sell units at the preceding month-end's unit price.

Real estate mortgages are stated at cost plus accrued interest less payments received.

Real estate holdings are stated at their estimated market values as determined by an independent appraiser.

The assets of the Plan were held by the Master Trust during 1997 and 1996 (as described above) and, accordingly, investment activity for 1997 and 1996 was recorded by the Master Trust. The Master Trust investment activity is included in the summary statements below.

The following are the Master Trust statements of net assets as of December 31, 1997 and 1996, and the statements of changes in net assets for the years ended December 31, 1997 and 1996 (dollar amounts in thousands):


                                                                                    1997
                                                          ---------------------------------------------------------------
      Statement of Net Assets                                 GIF             FIF              HSF               EIF
      -----------------------                             -------------   ------------    --------------     -------------

         Cash and equivalents                             $     31,247    $   113,099     $        467       $     73,160
         Receivables                                             9,849         13,990                2              2,623
         Asset-backed investment contracts                        -           (41,970)            -                  -
         U.S. corporate bonds and
             government bonds and notes                        502,030        956,763             -                  -
         Non-U.S. bonds                                        121,967        135,677             -                 1,169
         Non-U.S. stock                                           -              -                -               413,086
         Halliburton stock                                        -              -             180,563               -
         Insurance investment contracts                           -            45,525            -                   -
         Other U.S. stock                                       14,500         11,370            -              1,127,707
         Pooled equity funds                                      -              -               -                 32,215
         Pooled bond funds                                     119,998         11,183            -                   -
         Real estate and related                                 4,333           -               -                   -
         GIF participation in EIF                            1,251,159           -               -             (1,251,159)
         Payables                                              (63,170)      (108,871)             (21)            (1,084)
                                                         --------------   ------------    --------------     -------------

         Net assets of the Master Trust                  $   1,991,913     $1,136,766     $    181,011       $    397,717
                                                         ==============    ===========    ==============     =============

         Plan dollar value interest                      $     790,911     $  540,950     $     21,954       $    180,822
                                                         ==============    ===========    ==============    ==============

         Plan percent interest                                   39.71%         47.59%            12.13%            45.47%
                                                                 ======         ======            ======            ======


      Statement of Changes in Net Assets                       GIF              FIF            HSF             EIF
      ----------------------------------                 --------------    -----------    --------------    --------------

         Participating plans' net assets,
             beginning of year                           $   1,834,926     $1,168,251     $    102,923       $    234,076
         Receipts from participating plans                     115,529         64,052           12,710            124,117
         Net realized gain                                       1,108          2,814            1,971            171,794
         Net change in unrealized gain                          12,061          1,296           71,971            114,644
         Dividend and interest income,
             net of Master Trust expenses                       31,295         79,920            1,696             26,860
         Withdrawals by participating
             plans                                            (255,152)      (179,567)         (10,260)           (21,628)
         GIF participation in EIF                              252,146           -                -              (252,146)
                                                         --------------    -----------    --------------     -------------

         Participating plans' net assets,
             end of year                                 $   1,991,913     $1,136,766     $    181,011       $    397,717
                                                         ==============    ===========    ==============     =============





                                                                                    1997
                                                         -----------------------------------------------------------------
      Investment Income by Type                                GIF             FIF             HSF             EIF
      -------------------------                          --------------    -----------    --------------     -------------
       Cash and equivalents                              $          53     $       65     $       -          $         69
       U.S. corporate and government
           bonds and notes                                      20,147          2,739             -                  -
       Non-U.S. bonds                                          (10,710)          (677)            -                    18
       Non-U.S. stock                                             -              -                -                 4,908
       Other U.S. stock                                          2,184          1,985             -               277,786
       Halliburton stock                                          -              -              73,942               -
       Real estate                                              (1,210)          -                -                  -
       Options                                                   1,180             40             -                  -
       Forward contracts                                          (914)          -                -                3,580
       Other investments                                         2,439            (42)            -                   77
                                                         --------------      ---------    --------------     -------------

       Total appreciation                                $      13,169       $  4,110     $     73,942       $    286,438
                                                         ==============      =========    ==============     =============



                                                                                    1996
                                                         -----------------------------------------------------------------
      Statement of Net Assets                                  GIF              FIF             HSF               EIF
      -----------------------                            --------------    ------------     ------------     -------------

       Cash and equivalents                              $      48,531     $    89,426      $       45       $     53,008
         Receivables                                             9,301          11,350            -                 2,182
       Asset-backed investment contracts                          -            232,108            -                  -
       U.S. corporate and government
           bonds and notes                                     427,898         777,210            -                  -
       Non-U.S. bonds                                          106,927          81,154            -                 1,152
       Non-U.S. stock                                             -               -               -               372,081
       Halliburton stock                                          -               -            102,888               -
       Insurance investment contracts                             -             55,376            -                  -
       Pooled equity funds                                         564            -               -               924,428
       Other U.S. stock                                           -               -               -                36,786
       Pooled bond funds                                         5,573            -               -                  -
       Real estate and related                                 131,637          12,830            -                  -
       GIF participation in EIF                              1,148,314            -               -            (1,148,314)
       Payables                                                (43,819)        (91,203)           (10)             (7,247)
                                                         --------------    ------------     ------------     -------------

                  Net assets                             $   1,834,926     $ 1,168,251      $  102,923       $    234,076
                                                         ==============    ============     ============     =============

       Plan dollar value interest                        $     722,997     $   554,736      $    9,261       $    111,789
                                                         ==============    ============     ============     =============

       Plan percent interest                                    39.40%          47.48%            9.0%             47.76%
                                                               =======         =======           =======          ========


      Statement of Changes in Net Assets                      GIF              FIF              HSF               EIF
      ----------------------------------                 --------------    ------------     ------------     -------------

       Participating plans' net assets,
           beginning of year                             $   1,648,253     $ 1,230,565      $   88,382       $    123,594
       Receipts from participating plans                       142,659          59,339           3,117             92,668
       Net realized gain                                         2,648              79           5,986            105,464
       Net unrealized gain (loss)                              (12,030)         (2,662)         13,934            108,265
       Dividend and interest income, net of
           Master Trust expenses                                32,811          83,712           1,734             23,418
       Withdrawals by participating plans                     (183,843)       (202,782)        (10,230)           (14,905)
       GIF participation in EIF                                204,428            -               -              (204,428)
                                                         --------------    ------------     ------------     -------------

       Participating plans' net assets, end of year      $   1,834,926     $ 1,168,251      $  102,923       $    234,076
                                                         ==============    ============     ============     =============


      Investment Income by Type                               GIF              FIF              HSF               EIF
      -------------------------                          --------------    ------------     ------------     -------------
       Cash and equivalents                              $         741     $      (568)     $     -          $       (141)
       U.S. corporate and government
           bonds and notes                                      (7,327)         (3,470)           -                  -
       Non-U.S. bonds                                              174             499            -                   (87)
       Non-U.S. stock                                             -               -               -                48,745
       Other U.S. stock                                            (89)          1,330            -               161,114
       Halliburton stock                                          -               -             19,920               -
       Real estate                                                  23            -               -                  -
       Options                                                   2,915             151            -                  -
       Forward contracts                                        (1,706)           -               -                 4,113
       Other investments                                        (4,113)           (525)           -                   (15)
                                                         --------------    ------------     ------------     -------------

       Total appreciation (depreciation)                 $      (9,382)    $    (2,583)     $   19,920       $    213,729
                                                         ==============    ============     ============     =============


The Master Trust makes use of several investment strategies involving the limited use of derivative instruments. The Master Trust's management, as a matter of policy and with risk management as their primary objective, monitors such risk indicators as duration and where applicable, counter-party credit risk. These are monitored for both the derivatives themselves and for the investment portfolios holding the derivatives. Investment managers are allowed to use derivatives for such strategies as portfolio structuring, return enhancement and hedging against deterioration of investment holdings from market and interest rate changes. Derivatives are also used as a hedge against foreign currency fluctuations. The Master Trust's management does not allow investment managers for the Master Trust to use leveraging for any investment purchase. Derivative investments are stated at estimated fair market values as determined by quoted market prices. Gains and losses on such investments are included in the combining statements of changes in net assets.

4.   INVESTMENTS:

Individual investments in excess of 5% of net assets available for plan benefits are as follows:

                                          1997              1996
                                      -------------    -------------

         Master Trust - GIF           $790,910,875     $722,996,932
         Master Trust - FIF            540,949,582      554,735,512
         Master Trust - EIF            180,822,337      111,789,461

5.   FEDERAL INCOME TAXES:

The Plan obtained its latest determination letter on September 26, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter. However, management believes, based on consultation with legal counsel, that the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified under Section 401(a) of the Code and the related trust was tax exempt under
Section 501(a) of the Code as of December 31, 1997 and 1996.

6.  RELATED-PARTY TRANSACTIONS:

State Street Trust is the trustee defined by the Plan. The assets of the Plan are held by the Master Trust, of which State Street Trust is also the trustee. Therefore these assets qualify as party-in-interest.

7.  UNITS OF PARTICIPATION:

The Plan assigns units of participation to participants. The following details the total number of units and net asset value per unit as of December 31, 1997 and 1996:

Fund                 Units                Net Asset Value Per Unit
----                 -----                ------------------------

1997
----

GIF               624,386,239                    1.3247
FIF               474,249,903                    1.1497
EIF               126,540,457                    1.4741
HSF                10,527,080                    2.1606

1996
----

GIF               666,475,723                    1.1383
FIF               521,357,784                    1.0704
EIF                95,970,114                    1.2036
HSF                 7,760,525                    1.2484

8.  SUBSEQUENT EVENT:

The Company intends to merge with Dresser Industries, Inc. during 1998. There is no current intention to merge the Plans.

                                                                   SCHEDULE I


                                   BROWN & ROOT, INC.
                         EMPLOYEES' RETIREMENT AND SAVINGS PLAN


        ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                AS OF DECEMBER 31, 1997

                                    EIN: 75-2677995

                                      PLAN #: 001



   (a)               (b)                                        (c)                            (d)                (e)
           Identity of Issue, Borrower,                                                                         Current
             Lessor, or Similar Party                 Description of Investment                Cost              Value
-------  ---------------------------------    -----------------------------------------    -------------     -------------

   *     Halliburton Company Employee         Investment in Net Assets of Halliburton
             Benefit Master Trust                 Company Employee Benefit Master
                                                  Trust - General Investment Fund          $618,096,849      $790,910,875

   *     Halliburton Company Employee         Investment in Net Assets of Halliburton
             Benefit Master Trust                Company Employee Benefit Master
                                                  Trust - Fixed Income Fund                 531,104,300       540,949,582

   *     Halliburton Company Employee         Investment in Net Assets of Halliburton
             Benefit Master Trust                 Company Employee Benefit Master
                                                  Trust - Halliburton Stock Fund              1,345,781        21,954,010

   *     Halliburton Company Employee         Investment in Net Assets of Halliburton
             Benefit Master Trust                 Company Employee Benefit Master
                                                  Trust - Equity Investment Fund            121,223,295       180,822,337



*  Column  (a)  indicates   each   identified   person/entity   known  to  be  a
party-in-interest.

This supplemental schedule lists assets held for investment purposes at December 31, 1997, as required by the Department of Labor's Rules and Regulations for Reporting and Disclosure.